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                               EXHIBIT 12

     COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

                   For Year Ended December 31, 1999

                    (Dollar Amounts in Thousands)



                                   Allegheny Generating Company

Earnings:
     Net Income                                   $ 21,215
     Fixed charges (see below)                      13,261
     Income taxes                                   10,212

     Total earnings                               $ 44,688


Fixed Charges:
     Interest on long-term debt                   $  9,760
     Other interest                                  3,501
     Estimated interest
       component of rentals                           ---

     Total fixed charges                          $ 13,261


Ratio of Earnings to
  Fixed Charges                                       3.37